Filed by Mobiv Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: Mobiv Acquisition Corp.

(File No. 001-41464)

SRIVARU Announces Launch of Prana 2.0 Intelligent Battery System

New battery system provides enhanced rider experience, industry-leading safety features and extended battery life of more than 150,000 kilometers

Delaware, USA and Coimbatore, India – May 1, 2023 – SRIVARU Holding Ltd. (“SRIVARU”), a commercial-stage provider of premium electric motorcycles, today announced the launch of SRIVARU’s Prana 2.0 intelligent battery system.

SRIVARU, one of the leading providers of premium electric motorcycles in India, the world’s largest and fastest-growing market for two-wheeled vehicles, has been in the market for over two years with its Prana line of electric motorcycles. Building on the initial success of the Prana 1.0 product series, SRIVARU is planning to launch its Prana 2.0 product series, which aims to deliver a further enhanced riding experience. A key improvement to the Prana 2.0 electric motorcycle is the new custom-developed, intelligent battery power management system that exceeds the current regulatory standards in India. The battery module is designed with industrial-grade di-electric material to provide additional safety from high operating temperatures and high vibration conditions. These design enhancements put the theoretical driving distance of the battery module at over 150,000 kilometers, which far exceeds the typical life of electric motorcycles. The latest enhancements, including temperature sensors in the battery pack, also allow for audio and visual battery temperature warnings before degradation or potential fires. The new and enhanced intelligent battery system meets all the safety requirements for India’s stringent AIS-156 Phase 3 certification.

SRIVARU’s Prana 2.0 Intelligent Battery System

Mohanraj Ramasamy, CEO of SRIVARU, stated, “The stability of the ride experience in an electric motorcycle is defined by the design aspects, while the mobility itself is guided by the controller, powered by the intelligent battery. We believe the Prana 2.0 intelligent battery system is a state-of-the-art product that promises to deliver a superior riding experience. We are taking steps to go beyond meeting the standard battery requirements, which illustrates our commitment to the highest levels of consumer safety. The Prana 2.0 battery technology allows uniform thermal distribution, providing more area to dissipate the heat and enabling the battery to operate in higher temperatures. Additionally, the new system controls the moisture and vibration dampening between the cells and inside the pack. These enhancements are achieved, in part, through the use of advanced materials that have been successfully deployed within the sports performance vehicle category. Overall, we believe SRIVARU’s new intelligent battery system will bring stability and safety to an industry-leading level.”

Mr. Ramasamy further noted, “ The Indian motorcycle market is forecast to exceed $36 billion by 2027. The EV segment is growing extremely fast, and is projected to reach 45-50% of the overall market by 2030. With the recent implementation of India’s new AIS-156 Phase 3 certification requirement, we believe it will become increasingly difficult for potential competitors to meet these standards, let alone match our level of safety and quality. Our focus on innovation and commitment to delivering superior products at an affordable price point, position SRIVARU to capture a significant share of the Indian two-wheel vehicle market. Moreover, we have developed a lean and capital-efficient business model, including highly scalable, low-cost manufacturing, assembly and distribution, to support high product margins. With the planned expansion of our operations and products in both India and around the world, we believe we are poised for rapid growth and success in the years ahead,” concluded Mr. Ramasamy.

About SRIVARU Holding Ltd.

SRIVARU is the parent company of SRIVARU Motor Private Ltd., a leading commercial-stage provider of premium e-motorbikes in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium electric two-wheeled vehicles (“E2W”) that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. Additional information about the company is available at: http://www.srivarumotors.com/.

On March 13, 2023, SRIVARU announced an agreement for a business combination with Mobiv Acquisition Corp (“Mobiv”) (Nasdaq: MOBVU, MOBV, MOBVW), which is expected to result in SRIVARU becoming a public company listed on the Nasdaq Stock Exchange and is expected to close in the first half of 2023, subject to customary closing conditions.

About Mobiv

Mobiv is a newly incorporated company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target business. On March 13, 2023, Mobiv announced it had entered into a business combination agreement, whereby Mobiv will combine with SRIVARU Holding Ltd, a commercial-stage provider of premium electric motorcycles, to create a new publicly traded company. The transaction is expected to provide SRIVARU with access to additional capital and position the company to accelerate the commercial rollout-out of its E2W vehicles in the Indian market. Additional information about the company is available at: https://mobiv.ac/.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Mobiv’s or SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders or shareholders, respectively. These forward-looking statements are based on Mobiv’s or SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s or Mobiv’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against Mobiv, SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Mobiv, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement or backstop transactions contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of SRIVARU or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for Mobiv to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of Mobiv’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that SRIVARU and Mobiv may be adversely affected by other economic, business, and/or competitive factors; (l) SRIVARU’s ability to execute its business plans and strategies, (m) SRIVARU’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of Mobiv, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Mobiv. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU and Mobiv assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SRIVARU nor Mobiv gives any assurance that either SRIVARU or Mobiv will achieve its expectations.

Additional Information about the Transactions and Where to Find It.

In connection with the proposed business combination between SRIVARU and Mobiv (the “Business Combination”) SRIVARU intends to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of Mobiv and a registration statement/preliminary prospectus of SRIVARU, and after the Registration Statement is declared effective, Mobiv will mail a definitive proxy statement/prospectus relating to the Business Combination to Mobiv’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Mobiv’s stockholders to be held to approve the Business Combination and related matters. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SRIVARU and Mobiv may also file other documents with the SEC regarding the Business Combination. Mobiv stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Mobiv, SRIVARU and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to Mobiv stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by Mobiv through the website maintained by the SEC at www.sec.gov, or by directing a request to the contacts mentioned below.

Participants in the Solicitation

Mobiv, SRIVARU and their respective directors and officers may be deemed participants in the solicitation of proxies of Mobiv stockholders in connection with the Business Combination. Mobiv stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Mobiv and a description of their interests in Mobiv is contained in Mobiv’s final prospectus related to its initial public offering, dated August 3, 2022, and in Mobiv’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Mobiv stockholders in connection with the Business Combination and other matters to be voted upon at the Mobiv stockholder meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that Mobiv and SRIVARU intend to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This communication relates to a proposed business combination between SRIVARU and Mobiv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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